Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 10 DATED NOVEMBER 14, 2019

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated April 26, 2019, as filed by us with the Securities and Exchange Commission (the “SEC”) on April 26, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our asset acquisitions.

Asset Acquisitions

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Columbus Office Portfolio – Columbus, Ohio

On November 5, 2019, we acquired a $7,000,000 joint-venture limited partnership equity investment (the “Columbus Equity Investment”) for the acquisition and renovation of an office portfolio (the ''Portfolio'') consisting of a pair of non-contiguous office buildings located in Columbus, Ohio.  The Portfolio consists of two properties: (i) 855 Grandview; and (ii) Brewery Tower.  855 Grandview is a Class B, 110,391 square-foot building consisting of office and industrial space in the Grandview District of Columbus, Ohio.  The Brewery Tower is a Class A, 304,315 square-foot office building in the Brewery District of Downtown Columbus, Ohio. We acquired the Columbus Equity Investment from Columbus Office Portfolio, LLC, a special purpose entity of which the Company is the sole member. In addition, in connection with the Columbus Equity Investment, the special purpose entity entered into a loan from an unaffiliated lender in the amount of $33,635,340 (the “Columbus Loan”).  The Columbus Loan is interest only with a floating interest rate of LIBOR plus 2.15% and has a term of 48 months with one 12-month extension option.  In connection with the Columbus Loan, the special purpose entity executed an interest rate swap agreement with an unaffiliated third party to provide a fixed interest rate of 3.80% for the entire term of the Columbus Loan.

An entity managed by an affiliate of Realty Mogul, Co. made a $3,000,000 joint venture limited partnership investment in this transaction.

In connection with the Columbus Equity Investment, Columbus Office Portfolio, LLC agreed to pay our manager, RM Adviser, LLC (“Manager” or “RM Adviser”), the following fees: (i) a fee on behalf of the Company in amount equal to 0.74% of the total purchase price of $37,800,000 of the Portfolio; and (ii) a disposition fee on behalf of the Company in an amount equal to 0.43% of the sale price of the Portfolio that will be paid upon the sale of the Portfolio.

RCG Columbus Manager, LLC (“Columbus Manager”), as the manager of the special purpose entity in connection with the Columbus Equity Investment, is also entitled to a promoted interest in amounts equal to 20.0% and 30.0% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity.

Columbus Manager is the real estate company managing the project and plans to improve Portfolio through a strategic renovation program at both properties and through strategic tenant relocations and lease-up at Brewery Tower. The strategic renovation program includes a capital improvements budget of $2,473,900 with an additional $4,040,982 for tenant improvements and leasing costs. As of October 2019, the Portfolio was 97% occupied with average in-place rent of $11.52 per square foot ($12.57 per square foot for office only).

Columbus Manager, a wholly-owned subsidiary of Ravinia Capital Group LLC, is also the sponsor of this transaction.  Ravinia Capital Group LLC is based in Chicago, Illinois and is a private equity firm that has owned more than $346 million of real estate, including over 1.2 million square feet of office space. Ravinia Capital Group LLC specializes in core-plus and value-add multifamily, office, industrial, and retail transactions with a typical hold period of three to five years. The Columbus Equity Investment represents the second transaction between Realty Mogul, Co. and Ravinia Capital Group LLC, having previously invested together in October 2018.

In line with RM Adviser’s real estate acquisition strategy, the Portfolio is situated in a resilient market. According to CoStar market reports, government, finance, and logistics entities continue expanding their footprints, further strengthening fundamentals in Columbus, one of the country’s healthiest markets. The market’s employment gains are keeping vacancies tight, and years of conservative construction have all but eliminated the risk of oversaturation.

Parkway Plaza Mezzanine Financing — San Antonio, TX

As previously disclosed, on February 17, 2017, we acquired a $3,400,000 mezzanine financing (the “Parkway Mezzanine Loan”) from Realty Mogul, Co. related to the refinancing of an 189,388 square-foot, five-building office portfolio located in San Antonio, TX.  The Parkway Mezzanine Loan has an original maturity date of November 9, 2019 (the “Parkway Maturity Date”).  On the Parkway Maturity Date, we executed an amendment to extend the Parkway Mezzanine Loan for one year to November 9, 2020 (the “Parkway Extension Term”).  The Parkway Extension Term has a fixed interest rate equal to the 12.0%, and there are no options to extend.  Pursuant to the terms of Parkway Extension Term, the borrower in connection with the refinancing, a special purpose entity wholly owned by the operator and its affiliates, paid an extension fee of $8,500 to an affiliate of our Manager and approximately $1,000 in legal fees to an unaffiliated third party.  The senior loan of $26,585,000 in connection with the refinancing was concurrently extended for one year to November 9, 2020 with no extension options.

Highland Place Mezzanine Financing — Centennial, CO

As previously disclosed, on March 22, 2017, we acquired a $2,300,000 mezzanine financing (the “Highland Place Mezzanine Loan”) from Realty Mogul, Co. related to the refinancing of a 138,771 square-foot, three-story office building located in Centennial, Colorado with a maturity date of November 9, 2019 (the “Highland Place Maturity Date”).  Prior to the Highland Place Maturity Date, the borrower in connection with the refinancing, a special purpose entity wholly owned by the operator and its affiliates, exercised its option to extend the loan for another year to November 9, 2020 (the “Highland Place Extension Term”).  The Highland Place Mezzanine Loan has one additional extension option remaining.  The senior loan of $18,000,000 in connection with the refinancing was concurrently extended for one year to November 9, 2020 with one extension option.  Pursuant to the terms of the Highland Place Mezzanine Loan, the borrower paid an extension fee of $5,750 to an affiliate of our Manager.

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